
02017192

PE 2-28-02

OMB APPROVAL
OMB Number : 3235-0113 Expires: May 31, 1994 Estimated average burden hours per response..... 800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
MAR 04 2002
WASH. D.C.
SECTION

For the month of February, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

Date February 27th, 2002

By [signature]
(Signature)

SETIAWAN SULISTYONO
Head of Investor Relation

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)



TELKOM

Setia Melayani Anda


SEC MAIL
RECEIVED
PROCESSING
MAR 04 2002
143
WASH. D.C.
SECTION

Number : TEL.59 /PR110/UHI/02

Bandung, February 27th, 2002

United States Securities and Exchange Commission (US-SEC)
The Filing Desk-Mail Stop 1-4
450 Fifth Street, N.W., Stop 11-4
Washington, D.C. 20549
USA
Fax: 202 942 9646

Re: Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk ("PT TELKOM")

Dear Sir/Madam,

It is hereby announced that on February 25th, 2002, PT. Telekomunikasi Indonesia, Tbk (TELKOM) has signed a loan syndication contract to finance the Internet Protocol Backbone as part of it's strategy to develop new services and infrastructure. The lender consortium consist of Bank DBS Indonesia, Bank Central Asia, and Bank Bukopin. Syndicated loan amounts US$ 4 million and Rp. 90 billion.

Thank you very much for your kind attention and cooperation.

Sincerely yours,



SETIAWAN SULISTYONO
Head of Investor Relations

PT TELKOMUNIKASI INDONESIA Tbk - KANTOR PERUSAHAAN

Jl. Japati No. 1 Telp. : 62 - 22 - 4521510, Fax. : 62 - 22 - 4240313 Bandung 40133 - Indonesia